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                                                                       EXHIBIT G

                                                           AGREEMENT OF WHITTIER
                                                                    VENTURES LLC



May 7, 2002



Chaparral Resources, Inc.
16945 Northchase Drive
Suite 1620
Houston, TX 77060

Gentlemen:

         We understand that Chaparral Resources Inc. ("Company") has entered into a Master Agreement with Central Asian Industrial Holdings, NV ("CAIH") ("Master Agreement") relating to an investment by CAIH (or a wholly owned subsidiary of CAIH) in the Company consisting of a subscription for shares of the Company's common stock which when issued will represent 60% of the Company's issued and outstanding common stock and the issuance of a loan note following the refinancing of the Company and certain of its affiliated entities. We understand that the Company will be making certain changes to its Certificate of Incorporation and Bylaws. We also understand that as a condition precedent to closing of the transactions contemplated by the Master Agreement as described below that the Principal Shareholders of the Company are required to execute this letter.


TRANSACTIONS CONTEMPLATED BY THE MASTER AGREEMENT ("TRANSACTIONS")

     12. CAIH will purchase 22,925,701 newly issued shares of the Company's common stock (or such larger number which in the aggregate will represent no less than 60% of the Company's issued and outstanding stock after completion of the Transactions) for US$8.0 million.

     13. CAIH will purchase a US$4.0 million 12% note ("Note") to be issued by the Company (and its subsidiary Central Asian Petroleum (Guernsey) Limited.

     14. Contemporaneously with the purchase of the Note, the Company will grant CAIH a five year warrant to purchase 3,076,923 shares of the Company's common stock (subject to adjustment as provided in the warrant) at a price of US1.30 per share.

     15. CAIH will arrange for Open Joint Stock Company Kazkommertsbank to grant a credit facility to Closed Joint Stock Company Karakudukmunai ("KKM") in the aggregate amount of approximately US$33 million at an interest rate of 14% per annum consisting of a US$28 million refinancing loan ("Refinancing Loan") and a US$5 million working capital facility ("Working Capital Facility"). CAIH will purchase the Company's outstanding loan from Shell Capital, Inc. ("Shell Capital Loan") for a total of $30.45 million in accordance with the Shell Loan Sale and Purchase Agreement dated May 3, 2002 ("Shell Loan Sale and Purchase Agreement"). The total


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         purchase price of $30.45 million will consist of $28 million in payments made by the Company directly to Shell Capital, reducing the Shell Capital Loan, and $2.45 million transferred directly to Shell Capital by CAIH. The Refinancing Loan is to be used to fund the Company's $28 million payment to Shell Capital. Mechanically, KKM will repay existing debt to CAP-G and CAP-G will in turn use such funds to repay existing debt to the Company which in turn will pay such US$28 million to Shell Capital per the terms of the Shell Loan Sale and Purchase Agreement.

     16. Following the closing of the Shell Loan Sale and Purchase Agreement, the outstanding balance of the Shell Loan will be approximately US$11,000,000. Upon the closing of the Master Agreement, the remaining balance of the Shell Loan will be written down to $2.45 million, the existing Shell Capital Warrant will be canceled, and the 40% net profits interest in KKM (represented by the Class B preferred stock of CAP-G issued to Shell Capital on September 30, 2001) will be reacquired by CAP-G for a nominal amount and cancelled. All other agreements with Shell Capital or its affiliates are to be terminated, including KKM's crude oil sales agreement with STASCO and the technical services agreement with Shell Global Solutions.

     17. The Company will acquire all of the issued and outstanding stock of Korporatsiya Mangistau Terra International ("MTI") which holds a ten percent (10%) interest in KKM for no more than US$ 1.2 million in cash and 1,000,000 shares of the Company's common stock.

     18. The Company will re-purchase the 50,000 shares of the Company's Series A Preferred stock held by the Exeter Finance Group, Inc. for no more than US$2.3 million dollars.

     19. CAIH will receive a US$1.788 million refinancing fee upon closing the Transactions.

     20. Effective on closing the Transactions, CAIH will not object to the Company's OPIC political risk insurance and transportation risk insurance policies being cancelled.

     21. Effective on closing of the Transactions, the Company's Board of Directors will be restructured to seven (7) members, five (5) of whom are to be appointed by CAIH and the remaining two (2) are to be designated by the existing Company directors provided that these two
         (2) nominees must be acceptable to CAIH.

     22. As soon as practicable following closing of the Transactions, the Company's Certificate of Incorporation and Bylaws will be amended as provided in Schedule 5 to the Master Agreement and attached hereto.

         CONSENT TO THE TRANSACTIONS

         We understand that it is a condition precedent to the completion of the Transactions that the Principal Stockholders of the Company holding in the aggregate not less than 51% of the outstanding shares of the Company, consent to the Transactions.

         Accordingly, for good and valuable consideration the sufficiency of which is acknowledged, and in order to induce CAIH to complete the Transactions, the undersigned hereby consents to the Transactions but without making any representations with respect thereto and agrees that in the event that any one or more of the Transactions are submitted to the shareholders of the Company for approval substantially as described herein, it will vote all of the shares of the Company's common stock owned or controlled by it in favor of the Transactions (which term shall be deemed to include, without limitation, the matters set forth in paragraphs 10 and 11 above) and will take such other necessary or desirable
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actions within its control, including, without limitation, attendance at all shareholder meetings in person or by proxy, voting against any action or agreement that would result in the non-performance of, or that would otherwise impede, interfere with, delay, postpone or attempt to discourage, the Transactions and exercising its written consent as set out above in lieu of voting at any meeting to effectuate the approval of the Transactions.


                                                     Very truly yours,
                                                     Whittier Ventures LLC
                                                     By: /s/ David A. Dahl
                                                        ------------------------
                                                     David A. Dahl, President